Exhibit 22

January 15, 2007 Strictly Private and Confidential Overview of Gazit-Globe’s Recapitalization Proposal for The Mills Corporation

 Forward-Looking Statements Gazit-Globe Ltd. believes certain statements in this press presentation may constitute “forward-looking statements”. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and risks, many of which are subject to change. As a consequence, current plans, anticipated actions and results may differ from those expressed in any forward-looking statements made by or on behalf of Gazit-Globe Ltd. and its affiliates. Additionally, forward-looking statements speak only as of the date they are made, and we undertake no obligation to release publicly the results of any future revisions or updates we may make to forward-looking statements to reflect new information or circumstances after the date hereof or to reflect the occurrence of future events.

Presentation Agenda Introduction Gazit-Globe’s Plan to Restore Value at Mills Conclusion Shopping Center REIT Comparables

Introduction

Introduction At the request of JP Morgan and Mark Ordan, Gazit-Globe is pleased to provide further background to the Recapitalization proposal Gazit-Globe submitted on January 12, 2007 Gazit-Globe strongly believes that value will be maximized for Mills’ shareholders through a Recapitalization of Mills rather than an outright sale Highly leveraged balance sheet has, and is, constraining financial and operational flexibility, and impairs Mills’ ability to retain and attract qualified staff, and lease space which are critical to value maximization for shareholders The pending maturity of the Goldman Sachs Loan on March 31, 2007 is a “ticking time bomb” that needs to be addressed immediately Recapitalization avoids need to sell core or non-stabilized assets simply to meet debt maturities Value maximization in a sale transaction would be very difficult given the lack of published financial statements, and the duress/distress that the company is currently under Difficult for a buyer to have certainty about the assets and liabilities being acquired including pending litigation Shareholders would be put in a position of having a sale transaction committed without being able to properly assess the fairness or inadequacy of the sale price Gazit-Globe has put forward an immediately available $1.8 billion Recapitalization plan (including a $675 million facility from Royal Bank of Canada) aimed to strengthen the Company’s financial footing in order to improve operational efficiencies, grow its business, and maximize value for all Mills’ shareholders Gazit-Globe has previously made a $127.6 million investment in 5.5 million common shares and $11.6 million face value of preferred shares

Corporate Governance – Maximum Shareholder Democracy Following the submission of the Recapitalization proposal, Wachtell, on behalf of Mills, provided a proposed governance term sheet, which contained aggressive and unrealistic terms and conditions Notwithstanding the unreasonableness of Wachtell’s term sheet, Gazit-Globe proposes the following modified governance arrangements with respect to the Recapitalization proposal: Gazit-Globe would have the right to recommend for nomination two additional directors to the Company’s Board of Directors upon closing of the initial equity investment under the Recapitalization proposal Would result in 4 out of 11 members (revised from a total of 9 members in Gazit-Globe’s original proposal) which approximates Gazit-Globe’s ownership post-Recapitalization Gazit-Globe is not requiring the right to appoint Mills’ Board members in the future Mills would be required to eliminate its staggered Board structure in favor of the more stockholder friendly structure with one year terms for all Board members At all times the majority of the Board of Directors would be independent No special voting rights for any shareholder “One share - one vote” STOCKHOLDER FRIENDLY GOVERNANCE No more staggered terms “One share – one vote”

Gazit-Globe’s Plan to Restore Value at Mills

A Recapitalization is Better For Shareholders Gazit-Globe strongly believes that value will be maximized for shareholders of Mills through the proposed $1.8 billion Recapitalization rather than an outright sale Provides current Mills’ shareholders the opportunity to participate in potential upside to the current trading price following improved performance Enhanced by the fact that Gazit-Globe’s proposed investment is at a significant premium to the recent trading price of Mills’ shares The Recapitalization would be a transformational financial event to provide Mills with additional capacity and flexibility Should lead to a lower and more attractive cost of capital and improve the current over-leveraged position Should lead to a simplified capital structure and increased transparency in financial reporting The proposed Recapitalization gives Mills time to improve and reinvigorate the portfolio Retain and enhance the current management team headed by Mark Ordan Lease-up and refurbish portfolio with a focus on properties that have not yet matured/stabilized Develop or sell land adjacent to existing properties Strengthen the Board of Directors with proven industry expertise Resolve outstanding litigation In an outright sale under the current distressed conditions, Mills may not achieve full value and could forfeit some of its tax loss carry-forwards and incur other expenses

Gazit-Globe’s Plan to Restore Value at Mills The proposed Recapitalization should reinvigorate Mills’ leasing and operations strategy to maximize potential of Mills’ portfolio Stable financial footing will create an environment to attract and retain experienced real estate professionals Renew focus on leasing and stabilization of both mature properties and recently completed developments Mills’ current occupancy of 88% lags its peer industry average of 92%, which indicates significant room for improvement Preliminary analysis indicates that a 1% improvement in mall store occupancy would drive meaningful NOI growth Wholly-owned properties ~ $3 million Consolidated Joint Ventures ~ $2 million Unconsolidated Joint Ventures ~ $3 million A modest $5 million increase in NOI (at share) at a 6% cap rate would result in $83 million of additional value ($0.94 per share post-Recapitalization) Lowering G&A to a level more comparable to industry peers would further increase the value of Mills’ shares A $10 million decrease in G&A at a 17.2x FFO multiple (peer group average) would result in $172 million of value or $1.94 per share post-Recapitalization Resume strategic growth through selective new developments and/or acquisitions (with regard to property type, regions, G&A cost and management capability)

Gazit-Globe’s Plan to Restore Value at Mills Take immediate steps to strengthen balance sheet and improve financial flexibility Implement a strategy to manage the debt maturity profile, including near term debt maturities Lower the overall cost of debt by optimizing property level debt and reducing exposure to more expensive preferred shares Develop a strategy to deal with the joint venture structures Introduce new rigorous accounting and leasing systems and controls

Conclusion

Recapitalization – The Best Path for Mills Gazit-Globe is an experienced and proven global player in the real estate and property management business active in the private and public markets Gazit-Globe has a proven track record of successfully recapitalizing real estate companies and creating significant long term value for shareholders Gazit-Globe strongly believes that its Recapitalization plan offers the best path to maximizing value for Mills’ shareholders Gazit-Globe is already a major shareholder in Mills with approximately 9.7% (5.5 million shares) of the common stock Gazit-Globe also owns approximately $11.6 million face amount of preferred shares Gazit-Globe is the perfect partner for Mills with a Recapitalization that pays off the Goldman Sachs Loan and provides liquidity to the Company that enhances shareholder value NOW and in the longer-term

Shopping Center REIT Comparables

Shopping Center REIT Comparables

GAZIT-GLOBE LTD.

Shopping Center REIT Comparables	SPG	GGP	MAC	CBL	TCO	GRT	SKT	
Share Price	$105.35	$54.85	$90.55	$44.52	$54.15	$26.60	$39.00	
Total Shares	279.6	294.1	85.1	116.7	81.2	39.8	37.1	
Common Equity Value	29,455.3	16,130.1	7,701.7	5,196.2	4,395.6	1,057.9	1,446.3	
Add:								
Corporate Liabilities								
Total Debt	14,241.9	20,200.7	4,852.6	4,464.4	2,283.4	1,534.2	680.1	
Pro Rata JV Debt	3,528.1	3,845.6	1,607.6	244.2	508.5	63.7	43.5	
Preferred Value	1,072.3	202.2	98.9	390.0	187.0	210.0	75.0	
Other	-	-	-	-	-	-	-	
Total Company Valuation	48,297.6	40,378.6	14,260.8	10,294.8	7,374.4	2,865.8	2,244.9	
Less:								
CIP (Non-NOI Producing RE)	(606.3)	(619.4)	(295.9)	(318.0)	(214.4)		(9.9)	
Cash	(323.0)	(79.6)	(62.0)	(33.6)	(16.7)	(7.3)	(20.2)	
Capped Fee Income	(415.5)	(585.5)	(160.5)	(23.5)	(31.0)	(14.0)	(4.4)	
Other	-	-	-	-	-	-	-	
Real Estate Value	46,952.8	39,094.1	13,742.4	9,919.7	7,112.3	2,844.6	2,210.4	
% of Total Comparables Value	*38.5%*	*32.1%*	*11.3%*	*8.1%*	*5.8%*	*2.3%*	*1.8%*	
								Wtd Avg
Consensus NAV per Share	$96.46	$48.49	$80.86	$45.71	$54.36	$27.65	$37.39	
Premium / Discount to NAV	9.2%	13.1%	12.0%	(2.6%)	(0.4%)	(3.8%)	4.3%	8.9%
Estimated NOI	2,413.5	2,373.5	822.0	728.1	402.4	181.4	143.2	
Blended Cap Rate	5.1%	6.1%	6.0%	7.3%	5.7%	6.4%	6.5%	5.8%
Mall Occupancy	92.5%	92.4%	93.0%	92.3%	89.2%	92.4%	96.0%	92.4%
G&A as % of Revenues	4.3%	6.5%	7.7%	3.9%	4.9%	4.4%	7.6%	5.5%
2007E FFO / Share	$5.81	$3.29	$4.84	$3.59	$2.73	$2.37	$2.48	
P / 2007E FFO	18.1x	16.7x	18.7x	12.4x	19.8x	11.2x	15.7x	17.2x

Sources: SNL, company filings, company supplementals, and Wall Street Research
Amounts in millions except per share amounts

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